Suite 1200 - 750 West Pender Street
MORTON & COMPANY	Vancouver, British Columbia V6C 2T8
Website: http://www.mortonandco.com
Corporate and Securities Lawyers	Telephone: (604) 681-1194
A Partnership of Law Corporations	Facsimile: (604) 681-9652
Voice Mail Ext: 235
EMail: elm@mortonandco.com

Our File No.: 4006.106.acq

November 24, 2005	VIA COURIER

U.S. Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, DC
20549 USA

Attention:	Kevin Stertzel
Division of Corporation Finance

Dear Sirs:

Re:	Golden Queen Mining Co. Ltd.
Form 10-KSB for Fiscal Year Ended December 31, 2004
SEC File No. 0-21777

We are legal counsel for the above named company (the “Company”). The responses of the Company to your letter dated September 21, 2005 respecting the above filing are set forth below. Item numbering in this letter corresponds to the numbering in your letter.

This letter is being submitted concurrently with a draft amended Form 10-KSB in clean and blacklined formats. In addition, the Company submits on the accompanying CD’s and binders various technical reports as listed and described in Schedule A to this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

General Development of Business

1.

Based on a review of the definitions provided in Industry Guide 7, the Company confirms that it falls within the definition of “Exploration Stage”. The Company has accordingly modified the disclosure in the Form 10KSB to remove references to being in a development stage.

2.

The Company advises that the references to “reserves” are based on prior independent feasibility studies prepared for the Company by Pincock, Allen & Holt ( A Division of Hart Crowther, Inc.) of Lakewood, CO in November of 1996 and by M3 Engineering & Technology Corporation of Tucson, AZ in March of 1998. The M3 reports were updated by the Company in September of 2000. (Please see Schedule A and the accompanying CD’s for more information on these and other technical reports filed with this letter.)

MORTON & COMPANY	Page 2

The 2004 milestone incentive payment to the President relates to the preparation of an internal feasibility report for the purpose of providing the Company with an updated analysis of the prospects for development of the project.

Notwithstanding the foregoing, the Company has removed all references to “reserves” throughout the Form 10KSB in order to harmonize disclosure in its SEC filings with Canadian disclosure. Based on recent discussions with Canadian securities regulators, the Company has determined that it will exclude reference to “reserves” that are based on historical reports. The Company will instead report inferred, indicated and measured “resources”, in accordance with Canadian disclosure requirements, until such time as an updated and independently reviewed feasibility study is available. The Company has clarified its disclosure in the technical discussion to include a cautionary note respecting the reference to “resources” as per your comment 16.

Market for Common Equity, Related Stockholder matters and Small Business Issuer Purchases of Equity Securities

3.	The Company has disclosed share information as it relates to the OTC market, for the periods required under Item 201 of Regulation S-B, as per your comment.

Financial Statements

General

4.	The Company has inserted page numbers on the financial statements and related notes.

Consolidated Statements of Cash Flows

5. - 12.

The Company has engaged an accounting firm to review the comments in 5-12 of the SEC’s comment letter. As at the present date the Company has not resolved these comments, due to delays resulting from the high demand for public accounting services. The Company expects to be able address the comments in the next few weeks.

Engineering Comments

General

13.

The Company refers you to its response in 2. above respecting removal of reference to the term “reserves” in its disclosure. The mineral resource estimates disclosed in the amended Form 10KSB were calculated by Mintec, Inc. of Tucson in their 2000 report, a copy of which is available on CD #6 accompanying this letter.

Please see Schedule A attached hereto for a list of the technical reports on the Soledad Mountain Project contained in the CD’s accompanying this letter. In addition, accompanying

MORTON & COMPANY	Page 3

this letter is a binder entitled “Soledad Mountain Project - Cutoff Grades”, Attachment 1 of which includes the formulas used in calculating cutoff grades .

The technical person that may be contacted in connection with resource estimates is Mr. Lutz Klingmann, President of the Company. Mr. Klingmann can be reached at (604) 921-7570.

14.

The Company has updated its disclosure respecting permitting and government approvals, as per your comment. Specifically, the disclosure under the heading “Closure, Reclamation and Financial Assurance” discloses the status of permits and the new California regulations on the permitting process.

A binder entitled “Approvals and Permits” is attached to this submission. The binder contains a summary of the approvals and permits required by the Company, as well as a chronology of the correspondence with Kern County and the State of California involving the Conditional Use Permits and reclamation bond requirements. As at the present date, the Company is not aware of any outstanding matters in respect to posting the CUP’s and the reclamation bond.

15.

The Company refers you to its response in 2. above respecting removal of reference to the term “reserves” in its disclosure. In connection with reference to “resources”, the Company has added disclosure respecting resources to harmonize with Canadian requirements. The company has also added the cautionary statements noted in item 16 of your letter before each of the two resource tables under “Exploration & Mineral Resource Estimate”.

16.

The Company has separated “inferred” resources from “indicated” and “measured” resources, wherever referenced in the disclosure. The Company has also modified the disclosure to report resources as “in place” tonnage and grade. The cautionary language noted in your letter under this item has also been inserted into the disclosure before each of the two resource tables under “Exploration & Mineral Resource Estimate”.

17.

The Company has included disclosure respecting the “cutoff” used to delimit tonnage estimates, and the underlying economic assumptions used for such purpose, under each of the tables for “Inferred Resources” and “Measured and Indicated Resources”. Please see the accompanying binder entitled “Cutoff Grades” for further details.

18.

The Company has removed reference to the results of any work done by all experts, with the exception of Mintec, Inc. The consent of the author of the Mintec report is now added as Exhibit 23.2 to the Form 10KSB.

Description of Business

Glossary

19.	The Company has revised the Glossary definitions for “development stage” and “exploration stage” as per Industry Guide 7.

MORTON & COMPANY	Page 4

Description of Property

20.	The Company has summarized the status of land ownership on the Soledad Mountain property in the accompanying binder entitled “Soledad Mountain Project - Land Status”.

Should you have any questions or comments, please do not hesitate to contact the writer at (604) 331-9543. For technical questions on the Soledad Mountain project, please contact Mr. Lutz Klingmann, President of the Company, at (604) 921-7570.

Yours truly,

MORTON & COMPANY

/s/ Edward L. Mayerhofer

Per: Edward L. Mayerhofer

cc.	Golden Queen Mining Co. Ltd. Lutz Klingmann, President

Encls.:     7 CD’s as listed in Schedule A
                Binder entitled “Soledad Mountain Project – Approvals and Permits”
                Binder entitled “Soledad Mountain Project – Cutoff Grades”
                Binder entitled “Soledad Mountain Project – Land Status”
                Blacklined Form 10-KSB for the Year Ended December 31, 2004

MORTON & COMPANY	Page 5

SCHEDULE A

The following accompanying seven CD’s containing various technical reports in connection with the Company’s Soledad Mountain project:

1.	“Soledad Mountain Project Feasibility Study”, prepared by Pincock, Allen & Holt, A Division of Hart Crowther, Inc., Lakewood, CO, November 15, 1996.

2.	“Soledad Mountain Project, Feasibility Report”, M3 Engineering & Technology Corporation, Tucson, AZ, prepared for Golden Queen Mining Co., Inc., March 1998.

3.	“Soledad Mountain Project – Feasibility Report Update”, prepared by Golden Queen Mining Co., Inc., Mojave, CA, September 2000.

3A.

“Section 6 – Geology and Resource Estimation - Soledad Mountain Project – Feasibility Report Update”, prepared by Golden Queen Mining Co., Inc., Mojave, CA, September 2000. Note that this CD contains an extract from the report update in 3 above, for ease of reference.

4.	“Soledad Mountain Project – Project Summary & Cash Flow Projections”, prepared by Golden Queen Mining Co. Limited, Vancouver, BC, September 15, 2005.

5.	“Soledad Mountain Project – Review of Resource Model and Assays – Final Report” prepared by Mineral Resources Development, Inc., May 10, 2000.

6.	“Soledad Mountain Project” (mine design and reserves) prepared by Mintec, Inc., July 2000.